

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 21, 2006

Mr. Ben M. Palmer
Vice President, Chief Financial Officer, and Treasurer
RPC, Inc.
2170 Piedmont Road, NE
Atlanta, GA 30324

>   **Re: RPC, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2005**
>   **Filed March 113, 2006**
>   **File No. 001-08726**

Dear Mr. Palmer:

We have reviewed your Form 10-K for the Fiscal Year Ended December 31, 2005 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Management's Discussion and Analysis…, page 16

Results of Operations, page 18

1.   We note that you did not report your gains on disposition of assets within your
        reportable segments. Please expand your discussion and analysis and your
        financial statements footnotes to explain why you have not allocated the gains on
        disposition of assets, net, to your business segments. Refer to SFAS 131
        paragraph 31.

Consolidated Financial Statements

Note 1: Significant Accounting Policies, page 34

Revenues, page 34

2.   Please expand your revenue recognition policy footnote to more fully describe
        when and how you recognize service revenue. In this regard, describe whether
        you recognize service revenue upon completion of service or over a service
        period. If you recognize revenue over a service period, then disclose how you
        measure revenue during a period (e.g., progress toward completion, proportional
        performance, or separate milestones). Disclose whether your contracts have
        multiple elements, and if so, explain how you allocate revenue among the
        elements, as appropriate. Refer to Section II.F.3. of our "Current Accounting and
        Disclosure Issues in the Division of Corporation Finance," which may be found at
        http://www.sec.gov/divisions/corpfin/acctdis120105.pdf for additional guidance.

3.   We note that you sold certain assets of your hammer, casing, laydown and casing
        torque-turn service lines that were previously reported in the Technical Services
        segment and were closely integrated with the operations of other service lines.
        Please clarify whether you have transactions between reportable segments, and if
        so, disclose the basis of accounting for any such transactions and any inter-
        segment revenues that you have recorded.

Certifications, Exhibit 31

4.   Please conform the language in your certification to that found in Item 601(B)(31)
        of Regulation S-K. In this regard, remove the titles from the first line.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ryan Milne at (202) 551-3688, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3684 with any other questions."

Sincerely,

April Sifford
Branch Chief

cc: Mr. Ryan Milne